UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENERGY TRANSFER EQUITY, L.P.

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

29273V100

(CUSIP Number)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ETC Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 54,594,862
6. Shared Voting Power -0-
7. Sole Dispositive Power 54,594,862
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,594,862
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 24.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29273V100	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Energy Transfer Equity, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices

2828 Woodside Street

Dallas, Texas 75204

Item 2(a).	Name of Person Filing

ETC Holdings, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence

2838 Woodside Street

Dallas, Texas 75204

Item 2(c).	Citizenship

Texas

Item 2(d).	Title of Class of Securities

Common Units

Item 2(e).	CUSIP Number

29273V100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 29273V100	13G	Page 4 of 5 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned:		54,594,862

(b)	Percent of Class:		24.5%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	54,594,862

	(ii)	shared power to vote or to direct the vote:	-0-

	(iii)	sole power to dispose or to direct the disposition of:	54,594,862

	(iv)	shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

ET GP, LLC, a Texas limited liability company, is the general partner of ETC Holdings, L.P. and accordingly has the power to direct the receipt of dividends from, and the proceeds from the sale of securities held by ETC Holdings, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 29273V100	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXPLANATORY NOTE

This Schedule 13G reflects (a) all changes in beneficial ownership of common units of the Issuer by the Reporting Person through May 7, 2007, consisting of the pro rata distribution of 12,000,000 common units to its partners without consideration on May 7, 2007 and (b) the total number of outstanding common units of the Issuer on May 7, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2007

ETC Holdings, L.P.
By:	ET GP, LLC, general partner

By:	/s/ Sonia Aube, Attorney-In-Fact